UNIVERSAL POWER GROUP INC.

FILING TYPE: SC 13G
DESCRIPTION : STATEMENT OF BENEFICIAL OWNERSHIP
FILING DATE : MARCH 6, 2008
PERIOD END: FEBRUARY 15, 2008




PRIMARY EXCHANGE: AMERICAN STOCK EXCHANGE
TICKER: UPG